                   First National Bankshares of Florida, Inc.

                  Pursuant to Rule 425 under the Securities Act
                of 1933 and deemed filed pursuant to Rule 14a-12
                                    under the
                         Securities Exchange Act of 1934

                   Subject Company: Southern Community Bancorp
                           Commission File No. 0-49780

         Except for the historical and present factual information contained herein, the matters set forth in this filing, including statements as to the expected date of the closing of the merger between First National Bankshares of Florida, Inc. ("FLB") and Southern Community Bancorp ("Southern Community"), future financial and operating results, benefits and synergies of the merger, tax treatment of the merger, future opportunities and any other effect, result or aspect of the proposed transaction, and other statements identified by words such as "believes," "expects," "projects," "plans," and similar expressions, are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties including, but not limited to, costs, delays, and any other difficulties related to the merger, failure of the parties to satisfy closing conditions, risks and effects of legal and administrative proceedings and governmental regulations, future financial and operating results, competition, general economic conditions, ability to manage and continue growth, and other risk factors relating to our industry as detailed from time to time in FLB's reports filed with the SEC. FLB disclaims any responsibility to update these forward-looking statements.

         FLB will file with the SEC a Registration Statement on Form S-4, which will contain the prospectus of FLB relating to the shares of its common stock to be issued in the merger, and the proxy statements of FLB and Southern Community relating to the annual or special meetings of shareholders of FLB and Southern Community at which the merger agreement will be considered and voted upon by their respective shareholders, as well as other relevant documents concerning the proposed merger. Investors are urged to read the joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain the Form S-4 Registration Statement, including the exhibits filed therewith free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by FLB free of charge by requesting them in writing from First National Bankshares of Florida, Inc., 2150 Goodlette Road North, Naples, Florida 34102, Attention: Corporate Secretary, or by telephone at (800) 262-7600. You may obtain documents filed with the SEC by Southern Community free of charge by requesting them in writing from Southern Community Bancorp, 175 Timacuan Boulevard, Lake Mary, Florida, 32746.

         FLB, Southern Community and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from their respective shareholders in connection with the merger. Information about such directors and executive officers and their ownership of FLB and Southern Community stock is set forth in the proxy statement for each company's 2004 annual meeting of shareholders which will be included or incorporated by reference in the Form S-4 Registration Statement to be filed with the SEC and in the proxy statement/prospectus to be mailed to FLB and Southern Community shareholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.

         Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

FOR IMMEDIATE RELEASE

DATE:    March 22, 2004
CONTACT: Clay W. Cone
         Vice President, Director of
         Corporate Communications
         239-436-1676

          FIRST NATIONAL BANKSHARES OF FLORIDA, INC. CONTINUES GROWTH
            STRATEGY WITH ACQUISITION OF SOUTHERN COMMUNITY BANCORP

NAPLES, FL, March 22 - First National Bankshares of Florida, Inc. (NYSE: FLB) and Southern Community Bancorp jointly announced today the signing of a definitive agreement in which First National Bankshares will acquire Southern Community Bancorp. The acquisition will significantly enhance First National Bankshares' existing Florida franchise and enable the company to expand into several new banking markets.

Headquartered in Orlando, Florida, Southern Community Bancorp is the holding company for Southern Community Bank of Central Florida, Southern Community Bank of Southwest Florida and Southern Community Bank of South Florida. As of February 29, 2004, the company had $984 million in total assets and $852 million in deposits with 18 offices serving Naples, Bonita Springs, Fort Myers, Orlando, Lake Mary, Altamonte Springs, Longwood, Winter Park, Daytona Beach, Port Orange, Ormond Beach, Boca Raton, Fort Lauderdale, Palm Beach, Palm Beach Gardens and West Palm Beach.

"This acquisition fits perfectly with our strategic plan for growth in the Florida market in several ways," said Gary L. Tice, Chairman and Chief Executive Officer of First National Bankshares. "First, it will significantly increase our presence in the greater Orlando area, a fast-growing market that we entered only two years ago. Secondly, this acquisition will enable us to extend our highly successful banking operations to the East Coast, which includes some of the most demographically attractive markets in the entire state. Finally, we will enjoy expanded opportunities for marketing our extensive financial services."

Under the terms of the definitive agreement, First National Bankshares will exchange 1.62 shares of its common stock for each share of Southern Community Bancorp common stock in a tax-free exchange. The exchange ratio is subject to reduction if the average closing price of First National Bankshares' common stock exceeds $20.00 per share over a specified period prior to the merger. Based upon First National Bankshares' March 19, 2004 closing price of $17.52 per share, the transaction has a total indicated value of $226 million. In order to mitigate the dilutive impact of Southern Community's stock options, First National Bankshares will issue approximately $25 million in trust preferred securities to fund the purchase of approximately 1.1 million of its common shares.

First National Bankshares expects the transaction to be 1.0% accretive to GAAP earnings per share in 2005 and 1.7% accretive to GAAP earnings per share in 2006. On a cash basis, the transaction is expected to be 0.9% accretive to earnings per share in 2005 and 2.5% accretive to earnings per share in 2006. The transaction also is expected to enhance book value per share and will be neutral to both regulatory capital and tangible capital.

Due diligence has already been completed. The transaction, which is subject to normal regulatory and shareholder approvals, is expected to close in the third quarter of 2004.

Charlie W. Brinkley, Jr., Chairman and Chief Executive Officer of Southern Community Bancorp, stated, "This merger combines two organizations which share a common community banking philosophy with solid financial performance and excellent credit quality. We are particularly delighted to be partnering with a group that is specifically focused on serving the local banking needs of Floridians. This merger also will benefit our customers, who will enjoy a greatly expanded network of conveniently located, full-service financial centers as well as a broader array of financial products and services."

Brinkley will continue to serve in a leadership role by joining the Board of Directors of First National Bankshares of Florida and serving as Vice Chairman. All other key members of Southern Community's senior leadership team will also join First National Bankshares and/or its community banking subsidiary First National Bank of Florida.

Once the merger is completed, all Southern Community Bank branches will become part of First National Bank of Florida. First National Bank will then have 77 full-service financial centers, approximately $5 billion in total assets and nearly $4 billion in deposits, making it the largest, independent commercial bank headquartered in the state of Florida.

"This merger provides us with an excellent branch system and a tremendous opportunity to market a broad range of business and retail banking services to a growing customer base," said Garrett S. Richter, President and Chief Executive Officer of First National Bank of Florida. "We are particularly excited about the opportunity to offer a complete line of wealth management, investment and insurance products to our new customers."

As previously stated, the acquisition will provide First National Bank with an entry into some of Florida's most attractive markets. Palm Beach County, for example, leads the state in per capita income at $45,312, according to the University of Florida Bureau of Economic and Business Research. The county also ranks third based on total population.

First National Bank also will increase market share in several key markets. In the greater Orlando area, for example, First National Bank will add six banking offices and $388 million in deposits. Once the merger is completed, the bank will have 12 offices and $620 million in total deposits, placing it among the top six financial institutions in that market.

First National Bankshares of Florida will host a conference call to discuss the acquisition of Southern Community Bancorp today at 2 p.m. Eastern Time. This conference call will be available by dialing 1-800-346-7359, with the entry code #1160. For those unable to listen to the live call, a replay will be available from 4 p.m. on March 22, 2004 until midnight on March 29, 2004, by dialing 1-800-332-6854, with the entry code #1160.

ABOUT FIRST NATIONAL BANKSHARES

First National Bankshares of Florida, Inc. is a $3.8 billion diversified financial services company headquartered in Naples, Florida. The company provides a wide variety of community banking, insurance and wealth management services with 59 full-service financial centers located throughout Southwest and Central Florida. The company's common stock is traded on the New York Stock Exchange under the symbol "FLB." www.fnbcorporation.com

ABOUT SOUTHERN COMMUNITY BANCORP

Headquartered in Orlando, Florida, Southern Community Bancorp is the bank holding company for three state-chartered commercial banks operating throughout Florida. Southern Community provides a broad range of traditional community banking services. It has $984 million in total assets and $852 million in deposits with 18 banking offices.

TRANSACTION SUMMARY
Exchange ratio (1)                                            1.62 FLB shares per SCB share

Implied price per SCB common share (2) (3)                    $28.38

Aggregate transaction value (3)                               Approximately $226 million

Form of consideration                                         100% common stock

Break-up fee                                                  $7.5 million

Expected closing                                              Third Quarter 2004

Anticipated merger-related costs                              Approximately $5 million after-tax

Anticipated post merger cost savings                          $2.7 million (12% of 2004 estimated
                                                              non-interest expenses)

Anticipated goodwill                                          $122 million

Anticipated core deposit intangibles                          $14.6 million

Southern Community Bancorp options                            To be converted into the right to
                                                              purchase FLB common stock based on the
                                                              exchange ratio. FLB plans to
                                                              purchase shares of its common stock to
                                                              fund option exercises.

Due diligence                                                 Completed

Walk-away provision                                           If FLB common stock trades at
                                                              an average price of less than
                                                              $15.00 for a specified period
                                                              prior to closing, SCB has
                                                              the right to terminate transaction.

Required approvals                                            Regulatory and shareholder approval
                                                              from both companies

PRICING OVERVIEW

Price to estimated 2004 EPS                                   25.1x

Price to estimated 2005 EPS                                   18.1x

Price to adjusted 12/31/03 book value ($9.52)                 2.98x

Price to adjusted 12/31/03 tangible book value ($9.39)        3.02x

Pro forma tangible equity to assets at closing (12/31/04)     5.19%

Notes:

(1) Subject to reduction if the closing price of FLB common stock exceeds $20.00 during a specified period prior to the merger

(2) Based on the closing price of FLB common stock on March 19, 2004

(3) Includes dilutive impact of stock options

Additional information on the acquisition of Southern Community Bancorp can be found by visiting First National Bankshares's web site at www.firstnationalbankshares.com

                            #   #   #   #   #

Except for the historical and present factual information contained herein, the matters set forth in this release, including statements as to the expected date of the closing of the acquisition of Southern Community Bancorp by First National Bankshares of Florida, Inc., financial and operating results, benefits and synergies of the merger, future opportunities and any other effect, result or aspect of the transaction, and other statements identified by words such as "believes," "expects," "projects," "plans," "anticipates," and similar expressions, are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties including, but not limited to, costs, delays, and any other difficulties related to the merger, failure of the parties to satisfy closing conditions, risks and effects of legal and administrative proceedings and governmental regulations, future financial and operating results, competition, economic conditions, ability to manage and continue growth, and other risk industry factors as detailed from time to time in First National Bankshares' and Southern Community Bancorp's reports filed with the SEC. First National Bankshares and Southern Community Bancorp disclaim any responsibility to update these forward-looking statements.

First National Bankshares will file with the Securities and Exchange Commission a Registration Statement on Form S-4, which will contain the prospectus of First National Bankshares relating to the shares to be issued in the merger, and the proxy statements of First National Bankshares and Southern Community Bancorp relating to the special meetings of shareholders of First National Bankshares and Southern Community Bancorp at which the merger agreement will be considered and voted upon by their respective shareholders, as well as other relevant documents concerning the proposed merger. Investors are urged to read the joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain the Form S-4 Registration Statement, including the exhibits filed therewith free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by First National Bankshares free of charge by requesting them in writing from First National Bankshares, 2150 Goodlette Road N., Naples, Fl., 34102, Attention:
Corporate Secretary, or by telephone at (800) 262-7600. You may obtain documents filed with the SEC by Southern Community Bancorp free of charge by requesting them in writing from Southern Community Bancorp, 175 Timacuan Boulevard, Lake Mary, Fl., 32746.

First National Bankshares, Southern Community Bancorp and their directors and executive officers may be deemed to be participants in the solicitation of proxies from their respective shareholders in connection with the merger. Information about such directors and executive officers and their ownership of First National Bankshares and Southern Community Bancorp stock is or will be set forth in the proxy statement for each company's 2004 annual meeting of shareholders which will be incorporated by reference in the Form S-4 Registration Statement to be filed with the SEC and in the joint proxy statement/prospectus to be mailed to First National Bankshares and Southern Community Bancorp shareholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.

                                      -6-